

MAIL STOP 4561

May 31, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re:** **Advanced Technology Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **File No. 333-137863**
> **Filed May 8, 2007**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated April 3, 2007 and the assertion that there is a time period that could elapse that would result in a conversion rate that is greater than your IPO price for the units. Please revise this document to elaborate on that response so that investors can fully understand their investment.

2. We note your response to comment two of our letter dated April 3, 2007 and the additional disclosure on page 48 that stockholders electing to convert their shares must tender the shares "prior to the vote taken with respect to the proposed initial

business combination." Please revise to clarify whether such shareholders are able to vote for a proposed business combination at the meeting. Also, revise to clarify the deadline for the tender of shares for conversion. Clarify if there are any expenses or hurdles associated with obtaining physical custody of the stock certificate if such securities are held by a broker.

3. We note your additional disclosure regarding the loan from the underwriters to the initial stockholders that will be used by the initial stockholders to purchase a portion of the founder warrants. Please discuss in more detail the terms of the loan, e.g., default provisions, interest payments, if any, etc. We also note the disclosure that the loan will be secured by a pledge of 1,000,000 founder warrants. Please disclose the agreement in which the loan will be secured by this pledge and file the agreement as an exhibit. In addition, please describe in more detail the statement in the prospectus that "[s]uch loans may be on a non-recourse basis to the borrowing initial stockholders." For example, when would such loans be on a non-recourse basis, and in such cases, describe the remedies that would be available to the underwriters in the event of default.

6. Redeemable Common Stock, page F-9

4. Please indicate that the December 31, 2006 balance sheet is restated, and expand Note 6 to explain the revisions that were made to the financial statements to reclassify the redeemable common stock. Refer to paragraph 26 of SFAS 154. We also believe the change should be referenced in the auditor's report, as indicated by AICPA Auditing Standards Section 561.06.a.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Yuval Tal
        Fax: (212) 969-2900